UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sequans Communications S.A.

(Name of Subject Company (Issuer))

Renesas Electronics Europe GmbH

a wholly owned subsidiary of

Renesas Electronics Corporation

(Name of Filing Person—Offeror)

American Depositary Shares, each representing four (4) Ordinary Shares, nominal value €0.01 per share

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Takahiro Homma

Renesas Electronics Corporation

3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan

+81-3-6773-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jon A. Olsen

Jean A. Lee

Goodwin Procter LLP

520 Broadway, Suite 500

Santa Monica, CA 90401

(424) 252-6400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*	This CUSIP number is assigned to the subject company’s American Depositary Shares, each representing four Ordinary Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) is filed by Renesas Electronics Europe GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), and a direct wholly-owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding ordinary shares, nominal value €0.01 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each of which represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Memorandum of Understanding, dated as of August 4, 2023, among the Company, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”). The address of Sequans’ principal executive office is 15-55 boulevard Charles de Gaulle 92700 Colombes, France.

(b) This Schedule TO relates to Ordinary Shares and ADSs (collectively, the “Company Shares”) of Sequans. Sequans has advised Parent that, as of September 6, 2023, there were 234,200,650 Ordinary Shares issued and outstanding, 234,044,442 of which were represented by outstanding ADSs.

(c) The information concerning the principal market in which the Company Shares are traded, and certain high and low sales prices for the ADSs in that principal market, is set forth in the sections “Summary Term Sheet” and “The Tender Offer—Price Range of ADSs” of the Offer to Purchase and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the sections “Introduction,” “Summary Term Sheet,” “The Tender Offer—Certain Information Concerning Parent and Purchaser” and in Schedule I and Schedule II of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)—(viii), (x), (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Special Factors—Background,” “Special Factors—Purpose of and Reasons for the Offer; Plans for Sequans” and “Special Factors—Memorandum of Understanding; Other Agreements,” “Special Factors—Transactions and Arrangements Concerning the Shares and Other Securities of Sequans,” “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans” and “The Tender Offer—Certain Information Concerning Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(3–7) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Special Factors—Purpose of and Reasons for the Offer; Plans for Sequans,” “Special Factors—Effects of the Offer,” “Special Factors—Memorandum of Understanding; Other Agreements,” “The Tender Offer—Dividends and Distributions,” and “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(c)(1), (2) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections “Summary Term Sheet,” “Introduction” and “The Tender Offer—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections “Summary Term Sheet,” “Special Factors—Purpose of and Reasons for the Offer; Plans for Sequans,” “Special Factors—Memorandum of Understanding; Other Agreements,” “Special Factors—Transactions and Arrangements Concerning the Shares and Other Securities of Sequans,” and “The Tender Offer—Certain Information Concerning Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.

(d) Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections “Summary Term Sheet,” “Introduction” and “The Tender Offer—Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections “Special Factors—Background,” “Special Factors—Purpose of and Reasons for the Offer; Plans for Sequans,” “Special Factors—Memorandum of Understanding; Other Agreements,” “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans,” “Special

Factors—Interests of Certain Sequans Directors and Executive Officers in the Offer” and “The Tender Offer—Certain Information Concerning Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Special Factors—Memorandum of Understanding; Other Agreements,” “The Tender Offer—Conditions of the Offer” and “The Tender Offer—Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in the section “The Tender Offer— Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in the sections “Special Factors—Memorandum of Understanding; Other Agreements,” and “The Tender Offer—Certain Information Concerning Parent and Purchaser” and “The Tender Offer—Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase, the Ordinary Shares Acceptance Form and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)#	Offer to Purchase, dated September 11, 2023.

(a)(1)(B)#	Form of Ordinary Share Acceptance Form.

(a)(1)(C)#	Form of ADS Letter of Transmittal.

(a)(1)(D)#	ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)#	ADS Form of Letter to Clients for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)#	Form of Notice of Guaranteed Delivery.

(a)(1)(G)#	Summary Advertisement.

(a)(5)(A)#	Joint Press Release issued by Sequans and Parent on September 11, 2023 attached as Exhibit (a)(5)(A) of the Schedule 13E-3 filed by Sequans with the Securities and Exchange Commission on September 11, 2023.

(a)(5)(B)	Joint Press Release issued by Sequans and Parent on August 7, 2023, attached as Exhibit 99.2 of the Form 6-K filed by Sequans with the Securities and Exchange Commission on August 7, 2023 (incorporated herein by reference).

(a)(5)(C)	Press Release issued by Sequans on August 16, 2023 attached as Exhibit 99.1 of the Form 6-K filed by Sequans with the Securities and Exchange Commission on August 16, 2023 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)*	Memorandum of Understanding, dated August 4, 2023, attached as Exhibit 99.1 of the Form 6-K filed by Sequans with the Securities and Exchange Commission on August 7, 2023 (incorporated herein by reference).

(d)(2)#	Amendment No. 1 to the Memorandum of Understanding, by and between Sequans and Parent, dated September 2, 2023, attached as Exhibit (d)(2) to the Schedule 13E-3 filed by Sequans Communications S.A. with the Securities and Exchange Commission on September 11, 2023.

(d)(3)*	Form of Tender and Support Agreement, attached as Exhibit 99.3 of the Form 6-K filed by Sequans with the Securities and Exchange Commission on August 7, 2023 (incorporated herein by reference).

(d)(4)*	Securities Purchase Agreement, dated December 22, 2021, attached as Exhibit 4.5 of the Form F-3 filed by Sequans with the Securities and Exchange Commission on May 12, 2023 (incorporated herein by reference).

(d)(5)*	Registration Rights Agreement, dated January 11, 2022, attached as Exhibit 4.6 of the Form F-3 filed by Sequans with the Securities and Exchange Commission on May 12, 2023 (incorporated herein by reference).

(d)(6)#	Right of First Notification Agreement, by and between Sequans and Parent, dated January 11, 2022.

(d)(7)†*#	LTE Technology Access and License Agreement, by and between Sequans and Parent, dated September 3, 2020.

(d)(8)†*#	5G Technology Access and License Agreement, by and between Sequans and Parent, dated November 30, 2022.

(d)(9)†*#	IP License Agreement, by and between Sequans and Silicon and Software Systems Limited, a subsidiary of Parent, dated October 22, 2010.

(d)(10)#	Nondisclosure Agreement, by and between Sequans and Parent, dated March 7, 2023.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

#	Filed herewith.
*

Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K. Parent hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, however, that Parent may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules so furnished.

†	Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

Item 13.	Information Required by Schedule 13E-3.

The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d) The information set forth in “The Tender Offer—Price Range of ADSs” and “The Tender Offer—Dividends and Distributions” in the Offer to Purchase is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in “Special Factors—Background,” “Special Factors—Transactions and Arrangements Concerning the Shares and Other Securities of Sequans” and “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans” in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(c)-(e) The information set forth in “Special Factors—Appraisal Rights; Rule 13e-3,” “Special Factors—Interests of Certain Sequans Directors and Executive Officers in the Offer” and “The Tender Offer—Certain Information Concerning Parent and Purchaser” in the Offer to Purchase is incorporated herein by reference.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c) The information set forth in “Special Factors—Background” and “Special Factors—Transactions and Arrangements Concerning the Shares and Other Securities of Sequans” in the Offer to Purchase is incorporated herein by reference.

(e) The information set forth in “Special Factors—Background” and “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans” in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in “Special Factors—Purpose of and Reasons for the Offer; Plans for Sequans” in the Offer to Purchase is incorporated herein by reference.

(c)(8) The information set forth in “Special Factors—Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

The information set forth in “Special Factors—Background,” “Special Factors—Purpose of and Reasons for the Offer; Plans for Sequans,” “Special Factors—Effects of the Offer,” “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations” and “The Tender Offer—Tax Considerations” in the Offer to Purchase is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

The information set forth in “Special Factors—Background,” “Special Factors—The Recommendation by the Board of Directors of Sequans” and “Special Factors—Position of Parent and Purchaser Regarding Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

The information set forth in “Special Factors—Background,” “Special Factors—Position of Parent and Purchaser Regarding Fairness of the Offer” and “Tender Offer—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration.

(c) The information set forth in “The Tender Offer—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

The information set forth in “Special Factors—Transactions and Arrangements Concerning the Shares and Other Securities of Sequans” in the Offer to Purchase is incorporated herein by reference.

Item 13.	Financial Statements.

(a) The information set forth in “The Tender Offer—Certain Information Concerning Sequans” in the Offer to Purchase is incorporated herein by reference.

(b) The pro forma financial information of Sequans is not material to the Offer.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(b) Neither Parent nor Purchaser employed or used any officer, employee or corporate assets of Sequans in connection with the transaction.

Item 15.	Additional Information.

(b) Not applicable.

Item 16.	Exhibits.

(f) Section 327(f) AktG (German Stock Corporation Act) and Section 2 SpruchG (German Appraisal Proceedings Act) (included as Schedule III to the Offer to Purchase filed as Exhibit (a)(1)(A)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2023

RENESAS ELECTRONICS EUROPE GmbH

By:	/s/ Carsten Jauch
Name:	Carsten Jauch
Title:	Managing Director

RENESAS ELECTRONICS CORPORATION

By:	/s/ Shuhei Shinkai
Name:	Shuhei Shinkai
Title:	Senior Vice President and CFO

[Signature Page—Schedule TO]